                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)
                            ----------------------



                                                12 Months
                                                  Ended                          Year Ended December 31,
                                                 June 30,    ------------------------------------------------------------
                                                   1999        1998          1997        1996         1995        1994
                                                ---------    ---------    ---------    ---------    ---------   ---------
Net income                                      $ 144,398    $ 112,410    $ 105,709    $ 116,187    $ 117,488   $ 108,310
                                                ---------    ---------    ---------    ---------    ---------   ---------

Income taxes                                       92,448       72,276       72,155       78,340       75,540      67,613
                                                ---------    ---------    ---------    ---------    ---------   ---------

Fixed charges:
   Interest on long-term debt
       including amortization of
       discount, premium and
       expense                                     79,394       81,132       78,350       69,329       65,572      61,128
   Other interest                                   8,710        9,328       12,835       12,516       10,353       9,336
   Preferred dividend require-
       ments of a subsidiary
       trust                                        5,688        5,688        5,687        1,390            -           -
                                                ---------    ---------    ---------    ---------    ---------   ---------
       Total fixed charges                         93,792       96,148       96,872       83,235       75,925      70,464
                                                ---------    ---------    ---------    ---------    ---------   ---------

Nonutility capitalized interest                         -            -         (208)        (311)        (304)       (256)
                                                ---------    ---------    ---------    ---------    ---------   ---------

Earnings before income taxes
       and fixed charges                        $ 330,638    $ 280,834    $ 274,528    $ 277,451    $ 268,649   $ 246,131
                                                =========    =========    =========    =========    =========   =========

Ratio of earnings to fixed charges                   3.53         2.92         2.83         3.33         3.54        3.49

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with DPL's major leases, and one-third of the remaining annual rentals.